UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
25 October 2023
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant’s name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3
(File No. 333-265452-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group’s securities; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; longevity risks affecting defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2023 and is being incorporated by reference into the Registration Statement with File No. 333-265452-01.

FINANCIAL REVIEW
Income statement
The Group’s profit before tax for the first nine months of 2023 was £5,362 million, 20 per cent higher than the same period in 2022. Growth in net income and a lower impairment charge was partly offset by higher operating expenses. Profit after tax was £3,975 million (nine months to 30 September 2022: £3,346 million).
Total income for the first nine months of 2023 was £13,700 million, an increase of 13 per cent on the same period in 2022, primarily reflecting higher net interest income in the period. Net interest income of £10,432 million was up 10 per cent on the prior year, driven by a stronger net interest margin and higher average interest-earning banking assets.
Other income was £607 million higher at £3,268 million in the nine months to 30 September 2023 compared to £2,661 million in the same period in 2022. Net trading income was £143 million higher at £231 million in the nine months to 30 September 2023, in part reflecting the effects of the higher rate environment on the Group’s derivatives. Other operating income increased to £2,029 million compared to £1,602 million in the nine months to 30 September 2022 including growth in Lex Autolease, the acquisition of Tusker and increased recharges to fellow Lloyds Banking Group undertakings reflecting higher strategic investment and inflationary impacts. Net fee and commission income was £37 million higher at £1,008 million as a result of higher credit and debit card fee income.
Total operating expenses of £7,457 million were 12 per cent higher than in the prior year, with higher planned strategic investment, new business costs, a higher operating lease depreciation charge and inflationary impacts, partially mitigated by continued cost efficiency.
The Group recognised remediation costs of £127 million in the first nine months of 2023, largely in relation to pre-existing programmes (nine months to 30 September 2022: £67 million). There have been no further charges relating to HBOS Reading and the provision held continues to reflect the Group’s best estimate of its full liability, albeit uncertainties remain. Following the FCA’s Motor Market review, the Group continues to receive complaints and claims and is engaging with the Financial Ombudsman Service in respect of past motor commission arrangements. Discussions are continuing, with the remediation and financial impact, if any, remaining uncertain.
The impairment charge was £881 million compared with a £1,010 million charge in the nine months to 30 September 2022. The decrease reflects modest revisions to the Group’s economic outlook compared to the deterioration in economic outlook captured last year, particularly in the third quarter of 2022 which recognised the elevated risks from a higher inflation and interest rate environment. This decrease was partly offset by higher charges in the nine months to 30 September 2023 reflecting a modest deterioration from a low base, primarily in legacy variable rate UK mortgage portfolios and higher charges on existing Stage 3 clients in Commercial Banking. It also includes the impact of higher discount rates on future recoveries, as well as the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a deteriorating economic outlook. Asset quality remains resilient with credit performance across portfolios largely stable in the quarter and remaining similar or favourable to pre-pandemic experience.
Balance sheet
Total assets were £2,899 million lower at £614,029 million at 30 September 2023 compared to £616,928 million at 31 December 2022. Cash and balances at central banks decreased by £6,451 million to £65,554 million reflecting decreased liquidity holdings. Financial assets at amortised cost were £1,880 million lower at £489,516 million compared to £491,396 million at 31 December 2022 with increases in debt securities of £2,635 million and loans and advances to banks of £1,050 million, more than offset by a reduction in reverse repurchase agreements of £2,863 million and loans and advances to customers of £2,755 million to £432,872 million. The reduction in loans and advances to customers was primarily as a result of the exit of £2.5 billion of legacy Retail mortgage loans (including £2.1 billion in the closed mortgage book) during the first quarter. Financial assets at fair value through other comprehensive income increased £2,170 million as a result of an increase in holdings of government bonds. Other assets increased £2,757 million, reflecting higher settlement balances and higher operating lease assets following the Tusker acquisition.

FINANCIAL REVIEW (continued)
Total liabilities were £2,486 million lower at £575,383 million compared to £577,869 million at 31 December 2022. Customer deposits at £439,055 million have decreased by £7,117 million (2.0 per cent) since the end of 2022. This includes decreases in Retail current account balances of £9.4 billion as a result of tax payments, higher spend and a more competitive savings market, including the Group’s own savings offers. In Retail savings and Wealth, balances have increased by a combined £5.2 billion, partly from transfers from the Group’s current account customer base. Commercial Banking deposits decreased £2.2 billion during the first nine months of 2023. In addition, there was a reduction in repurchase agreements at amortised cost of £7,000 million. Partly offsetting these reductions, debt securities in issue increased by £8,880 million following issuances of commercial paper, and other liabilities increased £1,904 million as a result of higher settlement balances and lease liabilities.
Total equity decreased from £39,059 million at 31 December 2022 to £38,646 million at 30 September 2023, as a result of profit for the period and issuance of other equity instruments, being more than offset by dividends paid in the period of £4.1 billion and a negative market movement impacting the cash flow hedge reserve and movements in the pensions accounting surplus.
Capital
The Group’s common equity tier 1 (CET1) capital ratio has reduced to 14.3 per cent at 30 September 2023 (31 December 2022: 14.8 per cent). Profit for the period was partially offset by risk-weighted asset increases (including CRD IV model changes), the full year payment of fixed pension deficit contributions made to the Group’s three main defined benefit pension scheme and phased reductions in IFRS 9 transitional relief. The capital ratio reduction also reflects the impact of the interim ordinary dividend paid in September, the foreseeable ordinary dividend accrual and the acquisition of Tusker.
The Group’s total capital ratio remained flat at 20.5 per cent (31 December 2022: 20.5 per cent) with AT1 and Tier 2 issuance offset by the reduction in CET1 capital, risk-weighted asset increases and other movements in Tier 2 capital instruments.
Risk-weighted assets have increased by £5.4 billion during the first nine months of the year to £180.3 billion at 30 September 2023 (31 December 2022: £174.9 billion). This includes an adjustment for part of the anticipated impact of CRD IV model updates. Excluding this, lending growth, a modest uplift from credit and model calibrations and other movements were partly offset by capital efficient securitisation activity and other optimisation activity. The CRD IV model updates reflect a further iteration of model development. The models remain subject to further development and final approval by the PRA. On that basis final impacts remain uncertain and further increases are likely to be required.
The Group’s UK leverage ratio increased to 5.5 per cent (31 December 2022: 5.4 per cent) reflecting an increase in the total tier 1 capital position. This was partially offset by the increase in the leverage exposure measure where reductions in securities financing transactions and off-balance sheet items were more than offset by other balance sheet asset increases.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sep 2023 £m	Nine months ended 30 Sep 2022 £m

Net interest income	10,432	9,458
Other income	3,268	2,661
Total income	13,700	12,119
Operating expenses	(7,457)	(6,629)
Impairment	(881)	(1,010)
Profit before tax	5,362	4,480
Tax expense	(1,387)	(1,134)
Profit for the period	3,975	3,346

Profit attributable to ordinary shareholders	3,708	3,143
Profit attributable to other equity holders	249	177
Profit attributable to equity holders	3,957	3,320
Profit attributable to non-controlling interests	18	26
Profit for the period	3,975	3,346

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sep 2023 £m	At 31 Dec 2022 £m

Assets
Cash and balances at central banks	65,554	72,005
Financial assets at fair value through profit or loss	1,573	1,371
Derivative financial instruments	4,160	3,857
Loans and advances to banks	9,413	8,363
Loans and advances to customers	432,872	435,627
Reverse repurchase agreements	36,396	39,259
Debt securities	9,966	7,331
Due from fellow Lloyds Banking Group undertakings	869	816
Financial assets at amortised cost	489,516	491,396
Financial assets at fair value through other comprehensive income	25,016	22,846
Other assets	28,210	25,453
Total assets	614,029	616,928

Liabilities
Deposits from banks	4,464	4,658
Customer deposits	439,055	446,172
Repurchase agreements at amortised cost	41,590	48,590
Due to fellow Lloyds Banking Group undertakings	3,626	2,539
Financial liabilities at fair value through profit or loss	4,827	5,159
Derivative financial instruments	6,067	5,891
Debt securities in issue	57,936	49,056
Other liabilities	11,115	9,211
Subordinated liabilities	6,703	6,593
Total liabilities	575,383	577,869

Equity
Share capital	1,574	1,574
Share premium account	600	600
Other reserves	693	743
Retained profits	30,699	31,792
Ordinary shareholders’ equity	33,566	34,709
Other equity instruments	5,018	4,268
Non-controlling interests	62	82
Total equity	38,646	39,059
Total equity and liabilities	614,029	616,928

ADDITIONAL FINANCIAL INFORMATION
1.    Basis of presentation
This release covers the results of Lloyds Bank plc together with its subsidiaries (the Group) for the nine months ended 30 September 2023.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2022 Annual Report on Form 20-F.
2.    UK economic assumptions
Base case and MES economic assumptions
The Group’s base case scenario is for slow gross domestic product growth alongside a gradual rise in the unemployment rate. Past increases in UK Bank Rate in response to persistent inflationary pressures result in further declines in residential and commercial property prices. Risks around this base case economic view lie in both directions and are largely captured by the range of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the third quarter of 2023. Actuals for this period, or restatements of past data, may have since emerged prior to publication.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 16 to the financial statements for the year ended 31 December 2022. For September 2023, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for Group ECL calculations. This adjusted scenario is considered to better reflect the risks around the Group’s base case view in an economic environment where past supply shocks continue to unwind slowly, implying the prospect of more persistent inflation and corresponding need for tighter monetary policy.
Base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 September 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.2
Unemployment rate	3.9	4.2	4.5	4.7	4.8	4.9	5.0	5.0
House price growth	1.6	(2.6)	(5.8)	(4.7)	(8.5)	(8.7)	(5.7)	(2.4)
Commercial real estate price growth	(18.8)	(21.2)	(19.7)	(4.2)	(1.2)	(2.2)	1.3	1.0
UK Bank Rate	4.25	5.00	5.25	5.25	5.25	5.25	5.25	5.00
CPI inflation	10.2	8.4	6.7	5.2	4.7	3.7	4.1	3.9

ADDITIONAL FINANCIAL INFORMATION (continued)
2.    UK economic assumptions (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 30 September 2023	2023%	2024%	2025%	2026%	2027%	2023-2027 average %

Upside
Gross domestic product	0.8	2.0	1.5	1.8	2.1	1.6
Unemployment rate	3.9	2.9	2.8	3.1	3.1	3.1
House price growth	(3.4)	1.4	9.5	9.7	7.6	4.8
Commercial real estate price growth	(0.4)	9.5	3.2	2.3	2.0	3.3
UK Bank Rate	5.06	6.61	6.27	5.76	5.59	5.86
CPI inflation	7.6	4.2	3.4	3.2	3.6	4.4

Base case
Gross domestic product	0.4	0.5	1.0	1.7	2.1	1.2
Unemployment rate	4.3	4.9	5.1	5.1	5.0	4.9
House price growth	(4.7)	(2.4)	2.3	4.0	4.1	0.6
Commercial real estate price growth	(4.2)	1.0	0.5	1.2	1.8	0.0
UK Bank Rate	4.94	5.19	4.38	3.75	3.50	4.35
CPI inflation	7.6	4.1	2.9	2.1	2.3	3.8

Downside
Gross domestic product	0.0	(1.4)	0.5	1.7	2.2	0.6
Unemployment rate	4.8	7.1	7.5	7.4	7.0	6.7
House price growth	(5.7)	(5.6)	(4.5)	(2.0)	0.2	(3.6)
Commercial real estate price growth	(7.7)	(7.7)	(3.0)	(1.1)	0.3	(3.9)
UK Bank Rate	4.83	3.69	2.34	1.61	1.27	2.75
CPI inflation	7.6	4.0	2.4	1.1	0.9	3.2

Severe downside
Gross domestic product	(0.4)	(3.1)	0.1	1.5	2.1	0.0
Unemployment rate	5.4	9.8	10.5	10.1	9.5	9.1
House price growth	(7.4)	(10.1)	(12.9)	(9.4)	(5.4)	(9.1)
Commercial real estate price growth	(12.9)	(19.3)	(9.4)	(5.6)	(2.3)	(10.1)
UK Bank Rate – modelled	4.66	1.87	0.42	0.13	0.05	1.42
UK Bank Rate – adjusted[1]	5.44	7.00	4.94	3.88	3.50	4.95
CPI inflation – modelled	7.6	3.8	1.6	(0.3)	(0.9)	2.4
CPI inflation – adjusted[1]	8.1	6.3	5.4	4.2	3.9	5.6

Probability-weighted
Gross domestic product	0.4	0.0	0.9	1.7	2.1	1.0
Unemployment rate	4.4	5.5	5.7	5.7	5.5	5.3
House price growth	(4.9)	(3.0)	0.9	2.6	3.0	(0.3)
Commercial real estate price growth	(5.0)	(1.1)	(0.7)	0.1	1.0	(1.2)
UK Bank Rate – modelled	4.91	4.83	3.94	3.35	3.11	4.03
UK Bank Rate – adjusted[1]	4.99	5.35	4.39	3.72	3.46	4.38
CPI inflation – modelled	7.6	4.1	2.8	1.9	2.0	3.7
CPI inflation – adjusted[1]	7.7	4.3	3.2	2.3	2.4	4.0
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.    Loans and advances to customers and expected credit loss allowance

At 30 September 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	252,954	42,634	4,034	8,079	307,701	13.9	1.3
Credit cards	12,154	3,277	308	–	15,739	20.8	2.0
Loans and overdrafts	9,172	1,729	240	–	11,141	15.5	2.2
UK Motor Finance	12,985	2,246	113	–	15,344	14.6	0.7
Other	15,460	525	146	–	16,131	3.3	0.9
Retail	302,725	50,411	4,841	8,079	366,056	13.8	1.3
Small and Medium Businesses	28,543	4,705	1,475	–	34,723	13.6	4.2
Corporate and Institutional Banking	34,094	3,784	1,735	–	39,613	9.6	4.4
Commercial Banking	62,637	8,489	3,210	–	74,336	11.4	4.3
Other[1]	(2,807)	–	–	–	(2,807)
Total gross lending	362,555	58,900	8,051	8,079	437,585	13.5	1.8
ECL allowance on drawn balances	(830)	(1,646)	(1,964)	(273)	(4,713)
Net balance sheet carrying value	361,725	57,254	6,087	7,806	432,872

Customer related ECL allowance (drawn and undrawn)

UK mortgages	147	529	394	273	1,343
Credit cards	202	428	130	–	760
Loans and overdrafts	211	332	131	–	674
UK Motor Finance[2]	119	77	57	–	253
Other	21	20	49	–	90
Retail	700	1,386	761	273	3,120
Small and Medium Businesses	131	232	180	–	543
Corporate and Institutional Banking	139	195	1,026	–	1,360
Commercial Banking	270	427	1,206	–	1,903
Other	–	–	–	–	–
Total	970	1,813	1,967	273	5,023

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	0.1	1.2	9.8	3.4	0.4
Credit cards	1.7	13.1	52.8	–	4.8
Loans and overdrafts	2.3	19.2	67.2	–	6.1
UK Motor Finance	0.9	3.4	50.4	–	1.6
Other	0.1	3.8	33.6	–	0.6
Retail	0.2	2.7	16.1	3.4	0.9
Small and Medium Businesses	0.5	4.9	15.6	–	1.6
Corporate and Institutional Banking	0.4	5.2	59.1	–	3.4
Commercial Banking	0.4	5.0	41.7	–	2.6
Other
Total	0.3	3.1	25.8	3.4	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £116 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £62 million, Loans and overdrafts of £45 million and Small and Medium Businesses of £321 million.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.    Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	–	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	–	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	–	14,573	15.4	1.1
Other	13,990	643	157	–	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	–	38,195	14.8	4.6
Corporate and Institutional Banking	31,729	4,778	1,588	–	38,095	12.5	4.2
Commercial Banking	62,510	10,432	3,348	–	76,290	13.7	4.4
Other[1]	(3,198)	–	–	–	(3,198)
Total gross lending	362,766	60,103	7,611	9,622	440,102	13.7	1.7
ECL allowance on drawn balances	(678)	(1,792)	(1,752)	(253)	(4,475)
Net balance sheet carrying value	362,088	58,311	5,859	9,369	435,627

Customer related ECL allowance (drawn and undrawn)

UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	–	763
Loans and overdrafts	185	367	126	–	678
UK Motor Finance[2]	95	76	81	–	252
Other	16	18	52	–	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	–	549
Corporate and Institutional Banking	110	208	924	–	1,242
Commercial Banking	239	479	1,073	–	1,791
Other	–	–	–	–	–
Total	800	1,970	1,756	253	4,779

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	–	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	50.9	–	5.1
Loans and overdrafts	2.2	21.4	64.6	–	6.6
UK Motor Finance	0.8	3.4	52.6	–	1.7
Other	0.1	2.8	33.1	–	0.6
Retail	0.2	3.0	16.5	2.6	0.8
Small and Medium Businesses	0.4	4.8	12.9	–	1.5
Corporate and Institutional Banking	0.3	4.4	58.2	–	3.3
Commercial Banking	0.4	4.6	39.2	–	2.4
Other
Total	0.2	3.3	25.5	2.6	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	25 October 2023

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